Exhibit 12

ALERIS INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004
Earnings:
Earnings before provisions for income taxes and minority interests	$21,397	$735	$54,373	$5,381
Add: Equity in net earnings (loss) of affiliates	87	62	221	45

Sub-total:	21,484	797	54,594	5,426

Add: Total fixed charges (per below)	10,923	7,364	22,339	14,362
Less: Interest capitalization	351	20	632	83

Total earnings before provision for income taxes, minority interest, and cumulative effect of accounting change	32,056	8,141	76,301	19,705

Fixed Charges:
Interest expense, including interest capitalized	10,295	6,881	20,908	13,388
Portion of rental expense representative of the interest factor	628	483	1,431	974

Total fixed charges	10,923	7,364	22,339	14,362

Ratio of Earnings to Fixed Charges	2.9	1.1	3.4	1.4